UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58509R104	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seamus Lagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,090,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,030,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,090,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 58509R104	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alcimede LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,030,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,030,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Epizon Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,600,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,600,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Shanoven Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,600,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 58509R104	13D	Page 7 of 10

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D, dated October 3, 2011, as amended by Amendment No. 1 to Schedule 13D, dated October 1, 2012, and as amended by Amendment No. 2 to Schedule 13D, dated February 5, 2013, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Seamus Lagan, Alcimede LLC, a Delaware limited liability company ("Alcimede"), Epizon Ltd. ("Epizon"), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and by The Shanoven Trust. Except as expressly amended below, Schedule 13D, dated October 3, 2011, as amended by Amendment No. 1 to Schedule 13D, dated October 1, 2012, and as amended by Amendment No. 2 to Schedule 13D, dated February 5, 2013, remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 3 to Schedule 13D is being filed to report, among other things, the execution and delivery of (1) that certain Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between the Issuer, Seamus Lagan and Steven Sramowicz (the "Sramowicz Voting Agreement"), with respect to 4,530,000 Shares of the Issuer's Common Stock owned of record by Mr. Sramowicz; and (2) that certain Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between the Issuer, Seamus Lagan and Francisco Roca, III (the "Roca Voting Agreement"), with respect to 4,530,000 Shares of the Issuer's Common Stock owned of record by Mr. Roca (the Sramowicz Voting Agreement and the Roca Voting Agreement, collectively hereinafter, the "Voting Agreements").

Pursuant to the Voting Agreements, Mr. Lagan is appointed as the proxy to vote Mr. Sramowicz's and Mr. Roca's Shares of Common Stock of the Issuer with respect to the election or other appointment or designation of the members of the Board of Directors of the Issuer and/or the removal or other termination of any individual from the Board of Directors of the Issuer (the "Purpose"), whether at an annual, special or adjourned meeting of the stockholders of the Issuer or pursuant to a written consent in lieu of such a meeting and with respect to any request to call a special meeting of stockholders of the Issuer for the Purpose. In addition, pursuant to the Voting Agreements, Mr. Sramowicz and Mr. Roca have each agreed to vote their Shares of Common Stock of the Issuer at regular and special meetings of stockholders (and by written consent) in accordance with any written instructions of Mr. Lagan relating to the Purpose. The Issuer agreed to disregard any purported vote or consent with respect to the Shares of Common Stock owned by Mr. Sramowicz and Mr. Roca that is not in accordance with the respective Voting Agreements. The term of each Voting Agreement is for the earlier of (a) the six months after April 29, 2015 and (b) the Effective Time of the Issuer's merger with CollabRx, Inc. and CollabRx Merger Sub. Inc. (as the "Effective Time" is defined in the Agreement and Plan of Merger, dated as of April 15, 2015, among the Issuer, CollabRx, Inc. and CollabRx Merger Sub, Inc.).

No monetary consideration was paid by Mr. Lagan in connection with the execution and delivery of each Voting Agreement.

CUSIP No. 58509R104	13D	Page 8 of 10

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

Consistent with the Purpose, as defined under the Voting Agreements, Mr. Lagan has requested that a special meeting of the Issuer's stockholders be called, to consider the composition of the Issuer's Board of Directors.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of April 29, 2015, Mr. Lagan may be deemed to beneficially own 12,090,000 Shares (or approximately 37.4% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of 30,000 Shares of the Issuer's restricted Common Stock, and 3,000,000 stock options owned of record by Alcimede to purchase a like number of Shares of Common Stock; 4,530,000 Shares of Common Stock owned of record by Steven Sramowicz; and 4,530,000 Shares of Common Stock owned of record by Francisco Roca, III. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede, over the aggregate 3,030,000 Shares beneficially owned by Alcimede, which includes the 3,000,000 stock options owned of record by Alcimede. In addition, Mr. Lagan may be deemed to have shared voting power with Mr. Sramowicz over the 4,530,000 Shares owned of record by Mr. Sramowicz and which are subject to the Sramowicz Voting Agreement (described in Item 3 above), and Mr. Lagan may be deemed to have shared voting power with Mr. Roca over the 4,530,000 Shares owned of record by Mr. Roca and which are subject to the Roca Voting Agreement (described in Item 3 above). Mr. Lagan disclaims beneficial ownership of such Shares owed of record by Mr. Sramowicz and by Mr. Roca. In addition, such Shares do not include the 5,800,000 Shares owned of record by Epizon (or approximately 19.1% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

As of May 4, 2015, Mr. Lagan may be deemed to beneficially own 12,090,000 Shares (or approximately 37.4% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of 30,000 Shares of the Issuer's restricted Common Stock, and 3,000,000 stock options owned of record by Alcimede to purchase a like number of Shares of Common Stock; 4,530,000 Shares of Common Stock owned of record by Steven Sramowicz; and 4,530,000 Shares of Common Stock owned of record by Francisco Roca, III. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede, over the aggregate 3,030,000 Shares beneficially owned by Alcimede, which includes the 3,000,000 stock options owned of record by Alcimede. In addition, Mr. Lagan may be deemed to have shared voting power with Mr. Sramowicz over the 4,530,000 Shares owned of record by Mr. Sramowicz and which are subject to the Sramowicz Voting Agreement (described in Item 3 above), and Mr. Lagan may be deemed to have shared voting power with Mr. Roca over the 4,530,000 Shares owned of record by Mr. Roca and which are subject to the Roca Voting Agreement (described in Item 3 above). Mr. Lagan disclaims beneficial ownership of such Shares owed of record by Mr. Sramowicz and by Mr. Roca. In addition, such Shares do not include the 4,600,000 Shares owned of record by Epizon (or approximately 15.7% of the total number of Shares of Common Stock of the Issuer outstanding), and with respect to such Shares of Common Stock, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Preferred Stock, owned of record by Epizon and which are not convertible into Shares of the Issuer's Common Stock. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

CUSIP No. 58509R104	13D	Page 9 of 10

On May 4, 2015, Epizon sold, in privately negotiated transactions, an aggregate 1,200,000 Shares (600,000 Shares each to two different persons), for $4.00 per Share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On April 29, 2015, Seamus Lagan entered into the Voting Agreements, as described under Item 3, above.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit H – Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between Seamus Lagan, the Issuer, and Steven Sramowicz.

Exhibit I – Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between Seamus Lagan, the Issuer, and Francisco Roca, III.

Exhibit J – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 58509R104	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2015	/s/ Seamus Lagan
Seamus Lagan

Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Member

Epizon Ltd.

	By:	The Shanoven Trust, sole shareholder

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe

The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

Exhibit H

IRREVOCABLE PROXY AND VOTING AGREEMENT

This Irrevocable Proxy and Voting Agreement (this "Agreement"), dated as of April 29, 2015, is made by and between Steven Sramowicz ("Stockholder") and Seamus Lagan ("Lagan"). Medytox Solutions, Inc., a Nevada corporation (the "Company"), is also a party to this Agreement for purposes of the last sentence of Section 2 only.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Grant of Proxy. Stockholder hereby irrevocably appoints Lagan as Stockholder's sole and exclusive attorney and proxy, with full power of substitution and re-substitution, to (i) vote and exercise all voting, consent and similar rights (to the full extent that Stockholder would be entitled to do so) with respect to all shares of the Company’s voting securities now or hereafter owned by Stockholder, whether beneficially or otherwise, or as to which Stockholder has voting power (the “Shares”) (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such a meeting, for purposes of the Purpose (as defined below) and (ii) request that a special meeting of the shareholders of the Company be held pursuant to the Amended and Restated Bylaws for purposes of the Purpose. For purposes of this Agreement, the "Purpose" means any election or other appointment or designation of the members of the Board of Directors of the Company and/or the removal or other termination of any individual from the Board of Directors of the Company, whether at an annual, special or adjourned meeting of stockholders of the Company or pursuant to a written consent in lieu of such a meeting.

2. Agreement to Vote. In addition to the irrevocable proxy granted in Section 1, Stockholder agrees to vote the Shares at regular and special meetings of stockholders (and by written consent) in accordance with any written instructions of Lagan relating to the Purpose. The Company shall disregard any purported vote or consent with respect to the Shares that is not in accordance with this Agreement.

3. Binding. The Proxy granted pursuant to this Agreement is irrevocable and is coupled with an interest. The obligations of Stockholder shall be binding upon it and on any successors and assigns and any transferees of the Shares.

4. Termination and Term.

4.1 Termination. Lagan will cease to have the right to vote, and this Agreement will terminate with respect to, any Shares if Lagan (a) is legally adjudicated to be totally and permanently incapacitated or (b) dies.

4.2 Term. This Agreement will take effect on the date of this Agreement and, unless earlier terminated pursuant to Section 4.1, shall continue in effect until the earlier of (a) the six (6) month anniversary of the date of this Agreement and (b) the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of April 15, 2015, among the Company, CollabRx, Inc. and CollabRx Merger Sub, Inc.).

5. Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

H-1

6. Representations, Covenants and Warranties. Each party represents and warrants to the other party that: (a) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the material breach of any term or provision of, or constitute an event of default under, any debt instrument or any other contract, agreement or instrument to which such party is a party or any of its assets is otherwise bound; and (b) such party has full power, authority and legal right and has taken all action required by law or otherwise to authorize the execution and delivery of this Agreement.

7. Enforcement. Stockholder acknowledges and agrees that Lagan will be irreparably damaged if any of the provisions of this Agreement are not performed by Stockholder in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that Lagan shall be entitled to an injunction without the necessity of posting a bond to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which Lagan may be entitled at law or in equity.

8. Miscellaneous. This Agreement shall be governed by and interpreted in accordance with the laws of Nevada, without giving effect to the conflict of laws provisions thereof or of any other jurisdiction. This Agreement constitutes the parties' entire agreement with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. This Agreement may not be amended, modified or altered except by an express writing executed by all of the parties. Each party hereto agrees to execute any and all further documents and writings and perform such other actions that may be or become necessary or expedient to effectuate and carry out this Agreement. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms. The language of this Agreement shall be construed as a whole, according to its fair meaning and intent, and not strictly for or against any party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; and (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind. The parties understand that either or both may be required to file this Agreement with, or disclose this Agreement in a filing with, the SEC publicly and consent to such filing.

H-2

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Seamus Lagan Seamus Lagan
/s/ Steven Sramowicz Steven Sramowicz

Acknowledged and Agreed for Purposes of the Last Sentence of Section 2 only:

MEDYTOX SOLUTIONS, INC.

By: /s/ Jace Simmons
Name: Jace Simmons
Title: Chief Financial Officer

H-3

Exhibit I

IRREVOCABLE PROXY AND VOTING AGREEMENT

This Irrevocable Proxy and Voting Agreement (this "Agreement"), dated as of April 29, 2015, is made by and between Francisco Roca, III ("Stockholder") and Seamus Lagan ("Lagan"). Medytox Solutions, Inc., a Nevada corporation (the "Company"), is also a party to this Agreement for purposes of the last sentence of Section 2 only.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Grant of Proxy. Stockholder hereby irrevocably appoints Lagan as Stockholder's sole and exclusive attorney and proxy, with full power of substitution and re-substitution, to (i) vote and exercise all voting, consent and similar rights (to the full extent that Stockholder would be entitled to do so) with respect to all shares of the Company’s voting securities now or hereafter owned by Stockholder, whether beneficially or otherwise, or as to which Stockholder has voting power (the “Shares”) (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such a meeting, for purposes of the Purpose (as defined below) and (ii) request that a special meeting of the shareholders of the Company be held pursuant to the Amended and Restated Bylaws for purposes of the Purpose. For purposes of this Agreement, the "Purpose" means any election or other appointment or designation of the members of the Board of Directors of the Company and/or the removal or other termination of any individual from the Board of Directors of the Company, whether at an annual, special or adjourned meeting of stockholders of the Company or pursuant to a written consent in lieu of such a meeting.

2. Agreement to Vote. In addition to the irrevocable proxy granted in Section 1, Stockholder agrees to vote the Shares at regular and special meetings of stockholders (and by written consent) in accordance with any written instructions of Lagan relating to the Purpose. The Company shall disregard any purported vote or consent with respect to the Shares that is not in accordance with this Agreement.

3. Binding. The Proxy granted pursuant to this Agreement is irrevocable and is coupled with an interest. The obligations of Stockholder shall be binding upon it and on any successors and assigns and any transferees of the Shares.

4. Termination and Term.

4.1 Termination. Lagan will cease to have the right to vote, and this Agreement will terminate with respect to, any Shares if Lagan (a) is legally adjudicated to be totally and permanently incapacitated or (b) dies.

4.2 Term. This Agreement will take effect on the date of this Agreement and, unless earlier terminated pursuant to Section 4.1, shall continue in effect until the earlier of (a) the six (6) month anniversary of the date of this Agreement and (b) the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of April 15, 2015, among the Company, CollabRx, Inc. and CollabRx Merger Sub, Inc.).

5. Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

I-1

6. Representations, Covenants and Warranties. Each party represents and warrants to the other party that: (a) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the material breach of any term or provision of, or constitute an event of default under, any debt instrument or any other contract, agreement or instrument to which such party is a party or any of its assets is otherwise bound; and (b) such party has full power, authority and legal right and has taken all action required by law or otherwise to authorize the execution and delivery of this Agreement.

7. Enforcement. Stockholder acknowledges and agrees that Lagan will be irreparably damaged if any of the provisions of this Agreement are not performed by Stockholder in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that Lagan shall be entitled to an injunction without the necessity of posting a bond to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which Lagan may be entitled at law or in equity.

8. Miscellaneous. This Agreement shall be governed by and interpreted in accordance with the laws of Nevada, without giving effect to the conflict of laws provisions thereof or of any other jurisdiction. This Agreement constitutes the parties' entire agreement with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. This Agreement may not be amended, modified or altered except by an express writing executed by all of the parties. Each party hereto agrees to execute any and all further documents and writings and perform such other actions that may be or become necessary or expedient to effectuate and carry out this Agreement. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms. The language of this Agreement shall be construed as a whole, according to its fair meaning and intent, and not strictly for or against any party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; and (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind. The parties understand that either or both may be required to file this Agreement with, or disclose this Agreement in a filing with, the SEC publicly and consent to such filing.

I-2

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Seamus Lagan Seamus Lagan
/s/ Francisco Roca, III Francisco Roca, III

Acknowledged and Agreed for Purposes of the Last Sentence of Section 2 only:

MEDYTOX SOLUTIONS, INC.

By: /s/ Jace Simmons
Name: Jace Simmons
Title: Chief Financial Officer

I-3

Exhibit J

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 3 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: My 29, 2015

ALCIMEDE LLC

By:	/s/ Seamus Lagan
Name: Seamus Lagan
Its: Sole Member

Epizon Ltd.

By:	The Shanoven Trust, sole shareholder

By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

/s/ Seamus Lagan
Seamus Lagan, Individually

The Shanoven Trust

By:	/s/ P. Wilhelm F. Toothe
Name: P. Wilhelm F. Toothe
Its: Trustee

J-1